September 17, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Bank of the Carolinas Corporation

Registration Statement on Form S-4, as amended

File No. 333-144237

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated such that the Registration Statement may become effective on September 19, 2007, or as soon thereafter as possible.

Yours truly, BANK OF THE CAROLINAS CORPORATION

By:	/s/ Eric E. Rhodes
Eric E. Rhodes Vice President and Chief Financial Officer